INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

December 19, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the AAM/HIMCO Unconstrained Bond Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 1, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the AAM/HIMCO Unconstrained Bond Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 585 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS
COVER PAGE
1.	Indicate why the Commodity Futures Trading Commission (“CFTC”) is referenced on the cover page and the Fund does not invest in commodities.

Response:  The Commodity Futures Trading Commission defines commodity interest to include futures and swaps.  As noted in the Principal Investment Strategy, the Fund expects to use both of these instruments.  As such the Fund is subject to CFTC jurisdiction.

SUMMARY SECTION
Fees and Expenses of the Fund
2.	Submit a completed fee table and expense example as a correspondence filing via EDGAR prior to the registration statement’s effective date.

Response:  The completed “Fees and expenses” table was filed via EDGAR on December 12, 2014.

3.	In Footnote 2, consider removing the reference to “acquired fund fees and expenses” if the Fund will not be investing in exchange-traded funds.

Response:  While not part of the Principal Investment Strategy the Fund is permitted to invest in ETFs and mutual funds.  Accordingly, the Registrant believes the reference to “acquired fund fees and expenses” is appropriate and should remain in Footnote 2.

4.
Footnote 3 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the language to state “until October 31, 2016.”

Principal Investment Strategies
5.
Consider moving the disclosure stating that, “The Fund may trade securities actively and may invest in debt securities of any maturity,” to the first paragraph if it applies to the bonds included in the 80% investment policy.  If it does not apply, then disclose the maturity range in the first paragraph.

Response:  The Registrant has moved the referenced disclosure as suggested.

6.
In the disclosure stating that, “the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes in debt securities,” revise the language to reference bonds instead of debt securities because the Fund’s name includes the term “bond” and in light of Section 35(d)-1 of the Investment Company Act of 1940, which requires that the Fund may not be deceptive or misleading.

Response:  The Registrant has revised the disclosure as follows:

“The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in a portfolio of bonds, and in derivatives and other investments that have economic characteristics similar to bonds (“bond-like instruments”).  Bond-like instruments include debt securities, bank loans, and other similar instruments, as well as derivatives that have economic characteristics of bonds.”

7.	Clarify and disclose what it meant by the term “cash securities”.

Response:  The Registrant has removed the reference to cash securities as such instruments are already covered by other security types mentioned in the Principal Investment Strategy section, such as government debt securities and corporate debt securities.

8.
The second paragraph states, “The Fund may also invest in other asset classes of domestic or foreign issuers, including, but not limited to, bank loans or loan participation interests in secured, second lien or unsecured variable, fixed or floating rate loans, convertible securities, and preferred stock.”  The SEC views preferred stocks as equity and not bonds. Confirm that preferred stocks are not counted towards the 80% investment policy and revise the disclosure accordingly.

Response:  The Registrant confirms that preferred stocks will not count towards the 80% investment policy and has separated preferred stocks into a separate paragraph, as follows:

“The Fund may also engage in foreign exchange transactions and invest in non-bond-like instruments including, but not limited to, convertible securities and preferred stock.”

9.
Confirm whether derivatives are included in the 80% investment policy and if so, disclose that they have economic characteristics of bonds and confirm that they are not valued based on their notional value.

Response:  The Registrant confirms that derivatives that have economic characteristics of bonds are included in the 80% investment policy and has revised the disclosure as follows:

“The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in a portfolio of bonds, and in derivatives and other investments that have economic characteristics similar to bonds (“bond-like instruments”).  Bond-like instruments include debt securities, bank loans, and other similar instruments, as well as derivatives that have economic characteristics of bonds.”

The Registrant confirms such derivatives are not valued based on their notional value.

Principal Risks of Investing
10.
Under the heading entitled, “Interest Rate Risk,” an example of a 3-year duration is provided.  Confirm whether a 3-year duration is applicable to this Fund.  If not, change the disclosure to reflect the expected duration of the Fund.

Response:  The Registrant confirms that a 3-year duration is appropriate for this Fund.

11.
In light of the reference to “Forward Currency Contracts Risk,” confirm whether this is a principal investment strategy and if so, add the relevant disclosure to the principal investment strategy sections.  If not, consider removing this risk from the Principal Risks of Investing section.

Response:  The Registrant confirms that the use of forward currency contracts is part of the Fund’s principal investment strategy.  The Registrant has adjusted the disclosure in the principal investment strategy section as follows:

“The Fund may also engage in foreign exchange transactions and invest in non-bond-like instruments including, but not limited to, convertible securities and preferred stock.”

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS
12.	Apply all applicable comments from the summary section to Item 9 of Form N-1A.

Response:  The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

Principal Investment Strategies
13.
The fourth paragraph, states that the Sub-Advisor’s investment approach emphasizes security selection and “maturity management.” The Principal Investment Strategy section should include a discussion of the maturity management process.

Response:  The Registrant has revised the disclosure as follows:

“The Sub-Advisor’s investment approach emphasizes maturity management and security selection.  The investment team uses what is sometimes referred to as top-down analysis to determine which securities and instruments may benefit from or be harmed by current and future changes in the economy.  The investment team then selects individual securities and instruments to buy or sell which, from a total return perspective, appear either attractive or unattractive.  The top-down analysis is also used by the Sub-Advisor to develop an opinion on the general direction of interest rates and yield curves across fixed income sectors.  The investment team utilizes this opinion to determine the maturity management of the Fund.  If the Sub-Advisor anticipates rising interest rates (and a subsequent fall in bond prices) the investment team will generally prefer securities and instruments with shorter maturities, as they are less sensitive to interest rate fluctuations.  By contrast, if the Sub-Advisor anticipates falling interest rates (and a subsequent rise in bond prices) the investment team will generally prefer securities and instruments with longer maturities, as they are more sensitive to interest rate fluctuation.”

14.
The fifth paragraph states, “Fundamental analysis, market pricing and technical analysis are consistently applied throughout the investment process and, based on the intersection of these factors, buy/sell decisions are dynamically evaluated.” This sentence seems confusing, and we suggest rephrasing the sentence using plain English.

Response:  The Registrant has revised the disclosure as follows:

“Security selection stems from the Sub-Advisor’s overall investment process.  Fundamental analysis, market pricing and technical analysis are consistently applied throughout the investment process and buy/sell decisions are made based on the consideration of these factors.  To determine buy/sell decisions and the timing and size of trades, the Sub-Advisor considers its fundamentally derived value for the security or instrument, the market value of the security or instrument, and the current supply and demand conditions in the market.”

MANAGEMENT OF THE FUND
Fund Expenses
15.	Revise the first sentence of the third paragraph to reference any “contractual” reductions in advisory fees.

Response:  The Registrant has revised the sentence to include the word “contractual”.

Prior Performance for Similar Accounts Managed by the Sub-Advisor
16.
Confirm if there are any other funds (registered or unregistered), or other pooled investment vehicles managed by the Sub-Advisor that have a substantially similar strategy and if so, they should also be included along with the accounts.

Response:  The Registrant confirms that no other funds (registered or unregistered) or other pooled investment vehicles were managed by the Sub-Advisor using a substantially similar strategy to that of the Fund during the time period for which performance is provided.

17.
In the second paragraph, a sentence states, “As reflected in the second chart below, the asset value of the Private Account differs in size from the Fund, which is expected to be launched with approximately $50 million in invested assets.” In light of the reference to the asset value of the Private Account differing in size to the Fund, explain how it differs in size in order to ensure that it applies for inclusion in the Prospectus.

Response:  The Registrant confirms that the size of the Private Account was approximately $110 million at the end of 2013 and approximately $114 million as of September 30, 2014.  The Fund will be launched with $50 million in invested assets.  The Registrant confirms that the difference in size does not impact the Sub-Advisor’s ability to manage the two accounts using a substantially similar investment strategy.

18.	Explain why the Bank of America Merrill Lynch U.S. Dollar LIBOR 3 Month Constant Maturity Index is an appropriate benchmark. Using LIBOR does not appear to be appropriate.

Response: Due to the broad nature of the Fund’s Principal Investment Strategy, including its ability to invest in a single asset class up to 100% (if conditions warrant) and its ability to invest in securities/instruments of any maturity, the Fund’s holdings and duration can vary greatly over time.  As such, the strategy is not benchmark centric by definition and a benchmark does not play a meaningful role in the portfolio management process for this strategy.  Because of this fact unconstrained bond portfolios do not track (and exhibit low correlation to) traditional fixed income indices, which have rules, constraints and asset allocation percentages that are inconsistent with this type of strategy.  In lieu of showing no benchmark, managers of unconstrained bond portfolios often show their performance next to a U.S. LIBOR 3-Month index, which serves as a base upon which long term total return (the objective of the Fund) can be compared.  Accordingly, the Registrant considers the use of the Bank of America Merrill Lynch U.S. Dollar LIBOR 3 Month Constant Maturity Index to be appropriate.

19.
In light of the reference in Footnote 2 to the Private Account Average Annual Total Returns for the periods ended August 31, 2014, confirm if the Fund expenses are higher than the Private Account.  If the Fund expenses are lower than the Private Account, the Fund expenses cannot be applied and the actual account fees must be applied.

Response:  The Registrant confirms that the Fund expenses are higher than the Private Account expenses.

20.
In Footnote 2, in light of the reference to the disclosure stating that the, “returns are net of all fees and expenses,” disclose if there are any sales loads of the Fund and if so, they should also be included.

Response:  The Registrant confirms that the Class A shares of the Fund are subject to an upfront sales load.  In order to incorporate a sales load into the performance figures, the Registrant would need to make certain assumptions about (1) the time period that an average investor would remain invested in the Fund; and (2) the size of the average investor’s investment in the Fund (as there is a sliding scale of sales loads for Class A shares depending on investment size).  Given the complexity of making such assumptions, the Registrant prefers to revise Footnote 2 to disclose that the returns (1) incorporate the payment of Annual Fund Operating Expenses; (2) do not take into account the presence of a fee waiver; (3) include the reinvestment of income; (4) do not incorporate the payment of Shareholder Fees (such as sales loads) and (5) if Shareholder Fees were incorporated the returns would be less than what is reflected in the chart.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

PRINCIPAL INVESTMENT STRATEGIES, POLICIES AND RISKS
Foreign Currency Transactions
21.	Confirm if investing in foreign currency transactions is a principal investment strategy and if so, reconcile the disclosure in the Prospectus accordingly.

Response: The Registrant confirms that the use of forward exchange transactions is part of the Fund’s principal investment strategy.  The Registrant has adjusted the disclosure in the principal investment strategy section as follows:

“The Fund may also engage in foreign exchange transactions and invest in other types of securities and instruments including, but not limited to, convertible securities and preferred stock.”

Swap Agreements
22.
If the Fund will write credit default swaps, indicate this in the Prospectus.  Additionally, if the Fund will be a buyer of credit default swaps, disclose in the SAI that the Fund will segregate assets equal to the amount of any premium payment obligations including any payments for early terminations. Also state that the notional value will be used to segregate liquid assets for selling protection on credit default swaps.

Response:  The Registrant confirms that the Fund expects to buy and write credit default swaps.  The Registrant added the following disclosure to the prospectus:

“The Fund may buy or write various types of swaps, including but not limited to, interest rate swaps, credit default swaps and credit default index swaps.”

The Registrant has added the following disclosure to the SAI:

“If the Fund is a buyer, the Fund will confirm and document, on a daily basis, that the Fund has sufficient liquid assets equal to the amount of any premium payment obligations including any payments for early termination. The notional value of the credit default swaps will be used in such confirmation.”

MANAGEMENT OF THE FUND
Trustees and Officers
23.
On page B-36 in the Trustees and Officers table, disclose the number of portfolios overseen by the Trustees in other directorships held within the past five years as required in Instruction 4 to Item 17(a).

Response:  The Registrant has revised the disclosure to state “(includes 5 portfolios)”.

PORTFOLIO HOLDINGS INFORMATION
Current Arrangements Regarding Disclosure of Portfolio Holdings
24.
On page B-60 regarding the Fund’s ongoing arrangements to disclose portfolio holdings with certain entities, confirm whether there is an agreement with those entities in which they agree not to disclose portfolio information or trade on that information.

Response:  The Registrant confirms there are agreements in place with the entities listed, in which they agree not to disclose portfolio information or trade on that information.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust